21004695

SEC
Mail Processing
Section

AUG 2 6 2021

Washington DC
416

SECU[illegible]

Washington, D.C. 20549

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SEC FILE NUMBER
8- 30116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 6/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins Advisors, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Ave.
(No. and Street)

Middleton	Wisconsin	53562
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louise P. Googins — 608-514-1044
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins Advisors, Inc, as of June 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Wisconsin
County of Dane
This instrument was signed and sworn before me on August 25, 2021 by Louise P. Googins

Notary Public

My commission expires April 25, 2025

Signature

President
Title

AARON MACALUS
Notary Public
State of Wisconsin

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in 210.1-02 of Regulation S-X).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Googins Advisors, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Googins Advisors, Inc, as of June 30, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Googins Advisors, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Googins Advisors, Inc's management. Our responsibility is to express an opinion on Googins Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Googins Advisors, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules titled Computation of Net Capital Required by Rule 15c3-1, Reconciliation with Computation Included in Part II of Form X-17A-5, Computation for Determination of Reserve Requirements, and Information Relating to the Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Googins Advisors, Inc's financial statements. The supplemental information is the responsibility of Googins Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Googins Advisors, Inc.'s auditor since 2018.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
August 23, 2020

Googins Advisors, Inc.
Statement of Financial Condition
June 30, 2021

ASSETS

	2021
CURRENT:	
Cash and cash equivalents	$ 379,656
Commissions receivable	47,216
Refundable income taxes	7,452
Marketable securities	52,740
TOTAL CURRENT ASSETS	487,064
FIXED ASSETS, at cost:	
Leasehold improvements	268,565
Office Equipment	69,277
TOTAL FIXED ASSETS	337,842
Less accumulated depreciation	(183,757)
NET FIXED ASSETS	154,086
INTANGIBLE ASSETS:	
Customer lists	62,347
Less accumulated amortization	(56,120)
NET INTANGIBLE ASSETS	6,227
OTHER ASSETS:	
Right to use leased assets	199,342
TOTAL ASSETS	$ 846,718

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 17,212
Income taxes payable	59,845
TOTAL CURRENT LIABILITIES	77,057
NON-CURRENT LIABILITIES;	
Deferred income taxes	14,244
Operating lease liability	199,342
TOTAL NON-CURRENT LIABILITIES	213,586
TOTAL LIABILITIES	290,642
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding	10,000
Less treasury stock (5,000 shares at par value)	(5,000)
Retained earnings	551,076
TOTAL STOCKHOLDER'S EQUITY	556,076
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 846,718

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Income
For the Year Ended June 30, 2021

		2021
REVENUE:		
Mutual funds and 12b-1 fees	$	255,402
Advisory Fees		2,660,146
Investment income		10,778
Unrealized gain on investments		16,899
TOTAL REVENUE		2,943,226
EXPENSES:		
Directors fees		80,000
Salaries and benefits		2,168,177
Independent contractors		25,766
Payroll processing		4,011
Repairs		16,001
Rents		99,990
Building expenses		5,073
Payroll taxes		68,507
Advertising		1,000
Printing and publication		579
Insurance		5,050
Accounting fees		18,934
Legal and professional		2,771
Fees and licenses		19,299
Telephone and utilties		19,156
Office supplies and postage		11,245
Computer expense		33,069
Contributions		102,650
Client gifts		14,728
Meeting expense		1,442
Travel and mileage		13,521
Meals and entertainment		1,202
Depreciation		6,523
Amortization		4,123
Miscellaneous		721
TOTAL EXPENSES		2,723,537
Income before income taxes		219,689
Income tax expense		58,410
NET INCOME	$	161,279

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2021

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2020	$ 10,000	$ (5,000)	$ 389,797	$ 394,797
Prior period adjustment	-	-	-	-
	10,000	(5,000)	389,797	394,797
Net income			161,279	161,279
Balance, June 30, 2021	$ 10,000	$ (5,000)	$ 551,076	$ 556,076

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2021

		2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	161,279
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation		6,523
Amortization		4,123
Unrealized gain on investments		(16,899)
(Increase) decrease in:		
Accounts receivable		(13,538)
Refundable income tax		-
Increase (decrease) in:		
Accounts payable		11,699
Income tax payable		58,410
Deferred income taxes		-
Accrued retirement contribution		-
Net cash provided from operating activities		211,597
CASH FLOWS FROM FINANCING ACTIVITIES;		
Decrease due to stockholder		-
Net cash used for financing activities		-
NET INCREASE IN CASH		211,597
CASH AND CASH EQUIVALENTS, beginning of year		168,058
CASH AND CASH EQUIVALENTS, end of year	$	379,656
SUPPLEMENTAL DISCLOSURE;		
Interest expense	$	-
Income taxes	$	-

The accompanying notes are an integral part of the financial statements.

Googins Advisors, Inc.
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations
Googins Advisors, Inc. (the Company) is a registered Broker/Dealer. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Wisconsin on July 1, 1983 and transacts business in investment advisory services; variable life products; mutual funds; acting as a non-exchange member arranging for transactions in listed securities by an exchange member; and 529 College Savings plans.

The Company is an introducing Company and does not perform any type of clearing function for itself or others. The Company does not hold customer funds or securities. The Company accepts customers' orders and enters orders. The Company's customers are natural and non-natural persons.

Financial Statement Presentation
The financial statements have been prepared in accordance with the Generally Accepted Accounting Principles.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Commissions Receivable
Management believes that, based on industry practice and collection history, the balance receivable on June 30, 2021, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Deferred Income Tax
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes, and the difference between tax basis and book basis of fixed assets and marketable securities.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Depreciation expense totaled $6,523 for the year ended June 30, 2021. Expenditures for repairs and maintenance are charged to

Note 1 – Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued)
expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets
Intangible assets are stated at cost and are amortized using the straight-line method over a range from 12 to 15 years. Amortization expense totaled $4,123 for the year ended June 30, 2021.

Securities Transactions
Marketable securities held by the Firm are valued at fair value.

Income Recognition
Income is derived from the investment advisory fees, commissions, brokerage fees and service fees. Income is recognized when earned in accordance with generally accepted accounting principles.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2 – Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

> Level 1
> Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
>
> Level 2
> Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
>
> Level 3
> Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At June 30, 2021, the Company did not have any Level 2 or Level 3 inputs.

Note 2 – Fair Value Measurements (Continued)

Marketable equity securities held by the Company at June 30, 2021, consist of 300 shares of NASDAQ OMX Group stock which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at yearend.

June 30, 2021	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 52,740

Note 3 - Income Taxes

The Company files federal and Wisconsin tax returns. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress for any tax periods. The Company believes it is no longer subject to income tax examinations for years prior to 2016.

The Company's income tax expense for the year ended June 30, 2021 consists of the following:

Current income taxes	$ 58,410
Deferred income taxes	-
Income tax expense	$ 58,410

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at June 30, 2021.

The Company's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

Note 4 – Cash Balance Pension Plan

The Company had a Cash Balance Plan which was established on May 1, 2015 and was terminated on February 14, 2017. Final distributions from this plan were made on August 13, 2018. There is no replacement plan in place.

Note 5 – Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended June 30, 2021, were $1000.

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 – Related Party Transactions Operating Lease Commitment

The Company's operating facility is leased from a stockholder of the Company under a lease agreement. Rent expense totaled $99,990 for the year ended June 30, 2021.

Note 8 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2021, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At June 30, 2021, the Company had net capital of $329,292 which was $324,292 in excess of its required net capital of $5,000 and its aggregate indebtedness was $91,301. The Company's ratio of aggregated indebtedness to net capital was .28 to 1 at June 30, 2021.

Note 9 – Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Note 10 – Revenue from Contracts with Customers

Significant Judgments
Revenue from contracts with customers includes fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Commissions
Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment advisory fees. The company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provide in other periods.

Note 11 – Leases

Operating lease. The Company recognizes and measures its leases in accordance with FASB ASC842, Leases. The Company is a lessee in an operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments).

Note 12 – Subsequent Events

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a global pandemic which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Googins Advisors, Inc.
Computation of Net Capital Required by Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2021

COMPUTATION OF NET CAPITAL	2021
Total stockholder's equity qualified for net capital	$ 556,076
Less non-allowable assets:	
Accounts receivable	47,216
Refundable income taxes	7,452
Furniture, Fixtures & Leasehold Improvements, net	154,086
Intangible assets, net	6,227
NET CAPITAL BEFORE HAIRCUTS	341,095
Less haircuts on securities:	
Equities	7,911
Money markets	3,891
Total haircuts on securities	11,802
NET CAPITAL	$ 329,293
Net capital requirement	6,087
EXCESS NET CAPITAL	$ 323,206
NET CAPITAL LESS 10% OF TOTAL AGGREGATE INDEBTEDNESS	$ 320,163

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 91,301
Ratio: Aggregate indebtedness to net capital	0.28 to 1

Schedule II

Googins Advisors, Inc.
Reconciliation with Computation Included in Part II of Form X-17A-5
June 30, 2021

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$	329,293
Audit Adjustments:		
Total adjustments		-
Net Capital as currently reported on Schedule I	$	329,293

Googins Advisors, Inc.
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2021

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities, to Saxony Securities, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Googins Advisors, Inc.
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2021

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Saxony Securities, or other qualified investment company, and promptly transmits all customer funds and securities to Saxony Securities, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Googins Advisors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Googins Advisors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Googins Advisors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Googins Advisors, Inc stated that Googins Advisors, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Googins Advisors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Googins Advisors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
August 23 2021

Googins Advisors, Inc.
6417 University Ave.
Middleton, Wisconsin 53562

Googins Advisors, Inc's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Googins Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Googins Advisors, Inc.

I, Louise Googins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Louise Googins

Title: President/CEO

July 20, 2021